For immediate release                 Exhibit No. 99.1

KINGDOM & COLONY CREATE GLOBAL HOTEL LEADER
- Fairmont Plan of Arrangement Completed -

TORONTO, May 11, 2006 -- Fairmont Hotels & Resorts Inc. ("Fairmont" or the “Company”) (TSX/NYSE: FHR) today announced that the previously announced Plan of Arrangement has been completed and all of Fairmont’s outstanding common shares have been acquired by a company (the “Purchaser”) owned by affiliates of Kingdom Hotels International and Colony Capital. Under the terms of the Plan of Arrangement, the Company’s shareholders will receive US$45.00 in cash for each Fairmont common share held. With the completion of the transaction, the Fairmont and Raffles’ portfolios will now be combined, transforming the companies into a global hotel leader headquartered in Toronto, with 120 hotels in 23 countries under four brands (Fairmont, Raffles, Swissôtel and Delta).

“We are very excited about this transaction as it creates an expanded foundation from which to build on our legacy, grow our brand and create significant opportunities for our employees. With an expanding global portfolio of exceptional resorts and gateway city properties, our guests will be exposed to new, exciting destinations with different cultures,” said William R. Fatt, Fairmont’s Chief Executive Officer. “We look forward to working with our partners who are committed to building on the success of our Company.”

HRH Prince Alwaleed bin Talal bin Abdulaziz Alsaud of Kingdom said, “As a long time investor in Fairmont, Kingdom has recognized the Company’s value and potential, which is attributable to the dedication and professionalism of its management and employees. We look forward to working with Colony to build on the success of these brands and to further expand this irreplaceable collection of properties around the world.”

“Our partnership with HRH Prince Alwaleed in this global hotel company fulfills our mission to invest with world class partners in irreplaceable assets with proven management teams,” commented Thomas J. Barrack, Jr., Chairman and Chief Executive Officer of Colony. “Fairmont and Raffles are an excellent strategic fit with rich histories, creating a brand-focused company with an expansive global footprint that is dedicated to serve as the destination of choice for the world’s most discriminating travelers.”

The Purchaser’s tender offer for Fairmont’s outstanding 3.75% Convertible Senior Notes due 2023 (the “Notes”) expired at 5:00 p.m. EST on May 10, 2006. The Purchaser has advised Fairmont that, at the closing of the tender offer, $267 million aggregate principal amount, or approximately 99%, of the $270 million aggregate principal amount of issued and outstanding Notes had been tendered for purchase. Fairmont intends to satisfy any conversion on the remaining outstanding Notes by way of a cash payment.

Fairmont shareholders who hold their Fairmont shares through a broker or other financial intermediary will receive payment of the purchase price for their shares following the deposit by the broker or financial intermediary of share certificates with Computershare Investor Services Inc., the Depositary for the Plan of Arrangement. Shareholders who hold their Fairmont shares in registered form will receive payment of the purchase price following the deposit of their Fairmont share certificates with the Depositary in accordance with the instructions contained in the Letter of Transmittal previously sent to registered shareholders. Any questions regarding payment of the purchase price, including any request for an additional copy of the Letter of Transmittal, should be directed to the Depositary via telephone at 1.866.982.9701 (toll free in North America) or 514.982.7139 or via email at corporateactions@computershare.com.

With the completion of the Plan of Arrangement, Fairmont’s common shares will cease to be listed for trading on the New York Stock Exchange and the Toronto Stock Exchange.

About Kingdom Hotels International
Kingdom is owned by a trust for the benefit of HRH Prince Alwaleed bin Talal bin Abdulaziz Alsaud and his family. HRH Prince Alwaleed and related trusts and other entities have made substantial investments in multiple sectors including banking, hotels, media, telecommunications, technology, construction and real estate, entertainment, and upscale fashion, among numerous others. Significant hotel-related investments include interests in Fairmont Hotels & Resorts, Four Seasons Hotels and Resorts, the George V Hotel and Mövenpick Hotels & Resorts, covering more than 260 hotels throughout the U.S., the Middle East and Africa. Significant investments in other sectors include interests in Citigroup, News Corp., Time Warner, Motorola, Apple Computers, Ballast Nedam, Canary Wharf, Disneyland Paris, Saks Inc. and Kingdom Center.

About Colony Capital
Founded in 1991 by Chairman and Chief Executive Officer Thomas J. Barrack Jr., Colony is a private, international investment firm focusing primarily on real estate-related assets and operating companies. Prior to the closing of the Fairmont transaction, Colony owned Raffles Hotels & Resorts. Today, the firm has invested more than $20 billion in over 8,000 assets through various corporate, portfolio and complex property transactions. Colony owns the legendary Costa Smeralda resort in Sardinia, Italy and other investments in exclusive leisure lifestyle and resort properties have included Amanresorts, London’s Savoy Group, the Orchid at Mauna Lani on Hawaii’s Big Island, Hotel Guanahani in St. Barts, The Stanhope Hotel in New York City, the “W” in Honolulu, the Mayfair in Miami, Resorts International casinos in North America, Accor Casinos in Europe, the Sunrise Colony Country Club communities and the Hawks Town Stadium, Shopping Center and Hotel complex in Fukuoka, Japan. Colony has a staff of more than 110 and is headquartered in Los Angeles, with offices in Beirut, Boston, Hawaii, Hong Kong, London, Madrid, New York, Paris, Rome, Seoul, Shanghai, Taipei, and Tokyo.

Contacts
For Fairmont:
Emma Thompson
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmontinvestor.com

For Kingdom and Colony:
Lisa Baker
Owen Blicksilver PR, Inc.
Tel: 914.725.5949
Email: lisa@blicksilverpr.com